Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE FIRST QUARTER OF 2019

May 15, 2019, Athens, Greece, DryShips Inc. (NASDAQ:DRYS) (“DryShips” or the “Company”), a diversified owner and operator of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended March 31, 2019.
First Quarter 2019 Financial Highlights
-	For the first quarter of 2019, the Company reported net income of $1.5 million, or 1.67 cents basic and diluted earnings per share.
Included in the first quarter of 2019 results are:
—	Vessel dry-docking costs of $0.7 million, or 0.78 cents per share
Excluding the above, the Company’s net results would have amounted to a net income of $2.2 million, or 2.45 cents per share.
-	The Company reported Adjusted EBITDA of $13.1 million for the first quarter of 2019.(1)
Other Developments
• Common Stock Repurchase Program
As of May 15, 2019, the Company has not repurchased any additional shares of its common stock since its last update. Under the previously announced new stock repurchase program, the Company may repurchase up to $12.8 million of its outstanding common shares by October 29, 2019.
• Future Proofing of the Company’s Fleet
During 2019, the Company has scheduled and started implementing an overall “future proofing plan” for its fleet by performing dry-dockings, installation of scrubbers and installation of ballast water systems. As a result, the Company expects during the period from 2019 to 2020 to incur approximately between 1,100-1,300 off-hire days for a total estimated cost of approximately $80.0 million-$100.0 million.
• 2019 Annual General Meeting of Shareholders
On May 15, 2019, the Company’s Board of Directors resolved that the Company’s 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) be held at the offices of DryShips Management Services Inc. located at 109 Kifisias Avenue & Sina Street, GR 151 24, Marousi, Athens, Greece on Monday, July 22, 2019 at 4:00 p.m., local time. The Company’s Board of Directors fixed the close of business on Monday, June 10, 2019, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof. Formal notice of the Annual Meeting and the Company’s proxy statement are expected to be sent to shareholders on or before Monday, July 1, 2019.
____________________
(1) Adjusted EBITDA is a non-U.S. GAAP measure; please see later in this press release for reconciliation to net income.

Fleet List

The table below describes the Company’s fleet as of May 15, 2019:
	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Sep-19	Oct-19
Conquistador*	2016	209,090	T/C Index Linked	N/A	N/A
Huahine	2013	206,037	T/C Index Linked	Sep-19	Oct-19
Judd	2015	205,796	T/C Index Linked	Sep-19	Oct-19
Marini*	2014	205,854	T/C Index Linked	Oct-19	Dec-19
Morandi	2013	205,854	T/C Index Linked	Aug-19	Sep-19
Pink Sands*	2016	208,931	T/C Index Linked	N/A	N/A
Xanadu*	2017	208,827	T/C Index Linked	N/A	N/A

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Panamax:
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Spot	N/A	N/A
Samsara**	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Botafogo	2010	106,892	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

* The vessel is time chartered by TMS Dry Ltd., an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

** The vessel is time chartered by Cecilia Shipholdings Limited, an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2018	2019
Average number of vessels(1)	21.0	19.0
Total voyage days for vessels(2)	1,890	1,709
Total calendar days for vessels(3)	1,890	1,710
Fleet utilization(4)	100.0%	99.9%
Time charter equivalent(5)	$11,315	$9,994
Vessel operating expenses (daily)(6)	$6,134	$5,595

Tanker	Three Months Ended March 31,
	2018	2019
Average number of vessels(1)	4.0	6.0
Total voyage days for vessels(2)	360	540
Total calendar days for vessels(3)	360	540
Fleet utilization(4)	100.0%	100.0%
Time charter equivalent(5)	$19,717	$28,694
Vessel operating expenses (daily)(6)	$7,861	$6,874

Gas Carrier	Three Months Ended March 31,
	2018	2019
Average number of vessels(1)	3.9	-
Total voyage days for vessels(2)	350	-
Total calendar days for vessels(3)	350	-
Fleet utilization(4)	100.0%	-
Time charter equivalent(5)	$28,243	-
Vessel operating expenses (daily)(6)	$9,737	-

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for vessels are the total days the vessels were in the Company’s possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(3) Total calendar days are the total number of days the vessels were in the Company’s possession for the relevant period including off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(4) Fleet utilization is the percentage of time that the Company’s vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company’s vessels, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs, is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2018	2019
Voyage revenues	$23,276	$19,211
Voyage expenses	(1,891)	(2,131)
Time charter equivalent revenues	$21,385	$17,080
Total voyage days for fleet	1,890	1,709
Time charter equivalent (TCE)	$11,315	$9,994

Tanker	Three Months Ended March 31,
	2018	2019
Voyage revenues	$11,157	$23,869
Voyage expenses	(4,059)	(8,374)
Time charter equivalent revenues	$7,098	$15,495
Total voyage days for fleet	360	540
Time charter equivalent (TCE)	$19,717	$28,694

Gas Carrier	Three Months Ended March 31,
	2018	2019
Voyage revenues	$10,293	$-
Voyage expenses	(408)	-
Time charter equivalent revenues	$9,885	$-
Total voyage days for fleet	350	-
Time charter equivalent (TCE)	$28,243	$-

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollarsexcept for share and per share data)	Three Months Ended March 31,
	2018	2019
REVENUES:
Voyage revenues	$44,726	$43,080
	44,726	43,080

EXPENSES:
Voyage expenses	6,358	10,505
Vessel operating expenses	18,100	13,403
Depreciation	6,818	7,337
General and administrative expenses	7,169	6,820
Other, net	(18)	125

Operating income	6,299	4,890

OTHER EXPENSES:
Interest and finance costs, net of interest income	(4,890)	(3,668)
Other, net	(183)	229
Total other expenses, net	(5,073)	(3,439)

Net income	1,226	1,451

Net income attributable to DryShips Inc. common stockholders	1,226	1,451
Earnings per common share, basic and diluted	$0.01	$0.02
Weighted average number of shares, basic and diluted	103,682,222	86,899,873

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share data)	December 31, 2018	March 31, 2019

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$156,881	$151,139
Other current and non-current assets	99,092	102,205
Vessels, net	755,332	747,995
Total assets	1,011,305	1,001,339

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt and finance lease liabilities	362,047	354,789
Total other liabilities	11,529	9,558
Total stockholders’ equity	637,729	636,992
Total liabilities and stockholders’ equity	$1,011,305	$1,001,339

SHARE COUNT DATA
Common stock issued	104,274,708	104,274,708
Less: Treasury stock	(17,042,680)	(17,388,081)
Common stock issued and outstanding	87,232,028	86,886,627

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel sales and impairments and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, and the Company’s calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company’s lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
The following table reconciles net income to Adjusted EBITDA:
(Expressed in Thousands of U.S. Dollars)	Three Months Ended March 31,
	2018	2019
Net income	$1,226	$1,451

Add: Net interest expense	4,890	3,668
Add: Depreciation	6,818	7,337
Add: Dry-dockings	389	675
Add: Income taxes	-	1
Adjusted EBITDA	$13,323	$13,132

About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of May 15, 2019, and not giving effect to any pending vessel transactions, the Company operates a fleet of 31 vessels comprised of (i) 6 Panamax drybulk vessels; (ii) 8 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 3 Aframax tankers; (vi) 2 Suezmax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”
Visit the Company’s website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com